Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, New Jersey 07677

October 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell

Re:	Eagle Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-267827)
Request for Acceleration of Effective Date

Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-267827) (the “Registration Statement”) to become effective on October 19, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Sarah Sellers of Cooley LLP, counsel to the Registrant, at (212) 479-6370, or in her absence, Marc Recht at (617) 937-2316.

[Signature page follows]

Very truly yours,

Eagle Pharmaceuticals, Inc.

By:	/s/ Brian Cahill
Brian Cahill
Chief Financial Officer

cc:
Ryan Debski, Eagle Pharmaceuticals, Inc.
Brian Cahill, Eagle Pharmaceuticals, Inc.
Marc Recht, Cooley LLP
Sarah Sellers, Cooley LLP

Signature Page to Company Acceleration Request – S-3